LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) † † Admitted to practice in US Supreme Court, US District Court & US Tax Court	215 Fries Mill Road Turnersville, New Jersey 08012 (856) 374-1744 (1-866) 272-8505 (Fax)

June 8, 2017

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington DC 20549

Re:

Registrant – Monteagle Funds

File Nos. 333-41461; 811-08529

Dear Ms. Browning:

Kindly accept this letter on behalf of Monteagle Funds (“Trust”), set forth below are the comments that you expressed in our telephone conversation on May 4, 2017 regarding the registrant’s Post-Effective Amendment No. 55 filed with the Securities and Exchange Commission (“SEC”) on March 31, 2017, and the responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses on behalf of its separate series the Monteagle Select Value Fund, which are reflected in the Post-Effective Amendment No. 58, as filed with the SEC today.

The registrant’s responses are as follows:

PROSPECTUS

1.

Please update series and class information on EDGAR to reflect the new name of the Monteagle Select Value Fund, which is the “Principled Value Fund.”

Response: The registrant has elected not to revise its name at this time, accordingly the series and class information on EDGAR will not be updated.

2.

Define the term “Principled” and indicate whether the term is type of investment or a type of strategy.

Response: The registrant has elected not to revise its name at this time, accordingly the definition of “Principled” will not be required at this time in the disclosure.

3.

The second half of the paragraph entitled “Principal Investment Strategies” repeats the first half of the paragraph. Please revise. Item 9 is not meant to repeat Item 4; it is meant to provide clarification.

Response:      The duplicated language has been removed once so that the language is now not duplicated.

4.

Summarize how the Subadvisor determines which securities to sell. Item 9(b)(2) of Form N-1A.

Response:  Additional disclosure has been revised in satisfaction of Item 9(b)(2) to summarize how the Subadvisor determines which securities to sell.

5.

Clarify what is meant by companies the term “involve themselves” in human rights concerns.

Response:  The disclosure has been amended clarifying these terms.

6.

Clarify the term “entertainment.”

Response: The disclosure has been amended clarifying this term.

Principal Risk Section

7.

In the “Large Company Risk,” the use of the word “may” contradicts the Item 4 summary which states the Fund invests ONLY in large cap companies. Please reconcile.

Response:  The referenced “Large Company Risk” has been revised to remove the word “may”.

8.

Include a “strategy risk” i.e. the investment strategy of excluding a large segment of companies may not achieve the desired result.

Response:  A “strategy risk” has been added.

9.

Explain that enhanced excluded security risk is subjective based on the Subadvisor’s views.

Response:  The disclosure has been amended and is now titled, “Strategy Risk”.  This disclosure has been expanded pursuant to Item 9(c) and reflected in the applicable section.  The Subadvisor will use the eVALUEator ® screening software to determine which securities to exclude from the Fund’s portfolio.

Average Annual Returns

10.

Footnote to the table references advisory fee waivers, but they are not reflected in the expense table above. What is the status of the waivers?

Response: There have been no fee waivers by the Fund’s Investment Advisor since 2007, accordingly the footnote is accurate.

Portfolio Managers

11.

Please conform this section to the corresponding section on page 6 that states that portfolio managers are “jointly and primarily responsible for the day-to-day management of the Fund.”

Response: The disclosure has been revised to conform this section to the corresponding section on the subsequent page.

Management / Adviser

12.

Confirm whether the Adviser’s fee is an all-inclusive fee.

Response: The Advisor’s Management Services Agreement is structure as a unitary (“all inclusive”) fee arrangement with each of the Monteagle Funds.  The agreement has been approved by the Trust’s Board of Trustees and the shareholders of each Fund.

13.

Please reference the Fund’s most recent Semi or Annual Report.

Response: The disclosure has been revised to reference the Fund’s most recent Semi-annual report dated February 28, 2017.

Your Account

14.

In the sentence “You pay no sales charges to purchase or sell (redeem) shares of the Fund. You may purchase and sell shares at the net asset value (“NAV”) next calculated after receipt of your purchase order in proper form. If your purchase order is received in proper form prior to 4:00 p.m. (Eastern time), your transaction will be priced at that day’s NAV,” clarify receipt by whom.

Response: The disclosure has been revised to clarify that the receipt is “by the Fund’s transfer agent.”

15.

Please include a definition of “proper form”.

Response:  The term “proper form” has been revised to the term “good order”. Additional disclosure has been provided to define “good order” with respect to the purchase order and redemption requests of Fund shares where appropriate.

16.

Please revise sentence to read: “The Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker’s designee receives the order in proper form.”

Response: The disclosure has been revised to add “in good order.”

17.

Revise the following language to conform with Section 22 of the 40’ Act, “The Fund reserves the right to impose new minimum investment amounts and may temporarily suspend (during unusual market conditions) or discontinue any service or privilege.” Further, clarify “services and privileges.”

Response: The refenced language has been revised to be in conformity with Section 22 of the 40’ Act and the Fund’s SAI.  In addition, reference to services and privileges has been deleted.

18.

Please revise the applicable disclosure that clarifies at the time at which the NAV is calculated in case of an emergency, is defined by the SEC.

Response: The referenced disclosure has been revised accordingly.

19.

Clarify that the last sentence in the section titled “Transactions Through Third Parties” relates to the purchase side of the shareholder’s exchange.

Response: The referenced disclosure has been revised accordingly.

20.

Clarify that the Board of Trustees has approved policies and procedures with respect to market timing and that the Fund does not accommodate frequent trading.

Response: The referenced disclosure has been revised accordingly.

21.

Clarify whether the has Fund adopted any specific restrictions on oppressive activities.

Response: The Fund has not adopted any specific restrictions on oppressive activities.

Additional Information

22.

Revise the disclosure relative to Item #9 to avoid duplicating the disclosure which appears in the Item #4 of the Summary Prospectus as more fully expressed in IM Guidance Update No. 2014-08.

Response: The disclosure set forth relative to Item #9 of form N1-A has been revised to add greater disclosure therein so as to avoid duplicating the disclosure responsive to Item #4.

23.

Clarify whether a description of the Fund’s policies and procedures with respect to the disclosure of its portfolio holdings is available in the SAI and the Fund’s website as set forth under the section titled “A WORD ABOUT THE FUND.”

Response: Such policies and procedures are not currently available on the Fund’s website; accordingly the disclosure is accurate.

24.

For the paragraph beginning with, “The Fund may from time to time assume a temporary defensive position…” for purposes of plain English, provide a “temporary defensive position” heading before this paragraph.

Response: The caption has been added.

25.

To the extent that the statement “The Fund is not required to, and will not, provide shareholders with notice of any change to the Investment Limitation Policy.” relates to the Fund’s fundamental concentration limitation set forth in the SAI, reconcile any discrepancy.

Response: The referenced disclosure has been revised to delete the referenced disclosure.

STATEMENT OF ADDITIONAL INFORMATION

26.

Confirm that to the extent that the disclosures set forth in the section titled “Investment Policies and Risks” are principal investment strategies and risks of the Fund, such strategies and risks were disclosed in the Prospectus. Further, confirm that should any non-principal strategy or risk disclosed in the SAI become principal, the Prospectus will be revised accordingly.

Response: The Registrant affirms that to extent that such disclosures set forth in the section titled “Investment Policies and Risks” are principal investment strategies and risks of the Fund, such strategy or risk was disclosed in the Prospectus.  Further, the Registrant affirms that should any non-principal strategy or risk as disclosed in this section of the SAI become principal, the Prospectus will be revised accordingly.

27.

Since the Fund may enter into various derivative transactions, confirm that the Fund will consider the Staff’s observations concerning derivatives disclosure set forth in the letter date July 30, 2010 from Barry Miller from the Office of Legal and Disclosure to Terry McMillan.

Response:  The Registrant will consider the Barry Miller’s letter dated July 30, 2010 in its disclosure.

28.

Mortgage-back securities. This disclosure does not appear in the Prospectus. Please confirm that these are not principal investment strategies.

Response: The Registrant confirms that the disclosure relative to mortgage-backed securities if not a principal investment strategy of the Fund.

29.

Revise the disclosure relating to the Fund’s ability to pledge its assets to disclose the total amount of Fund assets that may be pledged to secure borrowing.

Response: The disclosure has been revised accordingly.

30.

Please revise chart on page 17-18 to reflect “Principled Value Fund.”

Response: The Registrant has determined not to change the Fund’s name at this time, accordingly the chart does not need to be revised.

31.

Revise the Executive Officers chart to comply with Item 17 (2)(a)(1) of Form N-1A.

Response: The Executive Officers Chart has been revised to reflect the applicable N-1A instructions.

32.

Revise the disclosure to conform with the instructions set forth in Item 19(a)(3) of form N-1A which requires disclosure of the method of calculating the Advisory and Subadvisor fees payable by the Fund.

Response: The method by which each Advisor fee and each Subadvisor fee has is set forth in the disclosure.  The disclosure has been amended to reflect the advisor fees and each Subadvisor fees for the past three (3) fiscal years.

33.

Clarify which Monteagle Funds may redeem “in kind” and confirm that such is reflected in the Prospectus accordingly.

Response: The Registrant has confirmed that each Monteagle Fund may redeem “in kind” and the relevant disclosure is included in the Prospectus as required.

34.

Revise the disclosure in the first paragraph of the section titled “Portfolio Holdings Disclosure” more precisely conform to the requirements as set forth in Item 16(f)(2)(ii), (iii) and (v).

Response:  The disclosure has been revised to more precisely conform to the requirements of the referenced Item of form N1-A.

35.

Clarify whether the Funds routinely make available the information set forth in the paragraph beginning with “Periodically…” under the section titled “Portfolio Holdings Disclosure Policy” available on the website, or it is just in certain instances

Response: The Fund does not routinely make the referenced information available on its website.

36.

Please include a statement of the conditions of confidentiality that the Fund imposes.

Response: Disclosure has been added to include the requested statement.

37.

Revise the disclosure required pursuant to Item 16(f)(2) to include all entities referenced therein.

Response: The referenced disclosure has been revised accordingly.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.